Exhibit 12

NEXTERA ENERGY PARTNERS, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS(a)

Three Months Ended March 31, 2017
(millions of dollars)
Earnings, as defined:
Net income	$42
Income tax expense	8
Fixed charges included in the determination of net income, as below	45
Amortization of capitalized interest	1
Distributed income of equity method investee	6
Less: Equity in earnings of equity method investee and non-economic ownership interests	1
Total earnings, as defined	$101

Fixed charges, as defined:
Interest expense	$43
Rental interest factor	2
Fixed charges included in the determination of net income	45
Capitalized interest	—
Total fixed charges, as defined	$45

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred unit distributions(a)	2.24
————————————

(a)
NextEra Energy Partners, LP has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred unit distributions.